UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 0-23214

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:		January 31, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Samsonite Corporation Full Name of Registrant
Former Name if Applicable
11200 East 45th Avenue Address of Principal Executive Office (Street and Number)
Denver, Colorado 80239-3018 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
☒		will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The annual report of Samsonite Corporation (the "Company") on Form 10-K will not be filed within the prescribed time period. During the past several weeks, the Company has been actively involved in negotiating and documenting a possible recapitalization transaction designed to deleverage the Company. On May 1, 2003 the Company executed a recapitalization agreement with a group of private investors and an amendment to its existing senior credit facility that will extend the maturity date of its revolving credit and European term loans thereunder from June 24, 2003 to June 24, 2004. These transactions will materially affect the disclosures in its annual report on Form 10-K and the financial statements included therein.

        The recapitalization agreement and the amendment to the senior credit facility are subject to numerous conditions precedent, including a condition that the Company reach an agreement with the Pension Benefit Guaranty Corporation with respect to, among other things, the new credit facility and the Company's ability to refinance such facility in the future (the "PBGC Condition").

        If the Company were to file its Annual Report on Form 10-K on the May 1 due date, absent satisfaction of the PBGC Condition, the Company believes that the report of the Company's independent auditors on the Company's financial statements as of and for the fiscal year ended January 31, 2003 would contain a qualification regarding the Company's ability to continue as a going concern. The Company is in the process of negotiating satisfactory arrangements with the PBGC in an effort to satisfy the PBGC Condition. If a satisfactory agreement with the PBGC is not reached by the date on which the Company files its Annual Report on Form 10-K with the SEC, the Company believes that the report from its independent auditors contained therein will contain a "going concern" qualification. The Company believes that having an extended maturity date for its credit facilities is necessary for the Company to have non-current debt and to receive an unqualified report on its 2003 financial statements from its auditors. There can be no assurances that such a report will be received. In addition, if the PBGC Condition is not satisfied, it is uncertain whether a recapitalization will be consummated, in which case the Company will need to consider other possible alternatives available to it.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (2/11/2002)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard H. Wiley (Name)	(303) (Area Code)	373-2000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Samsonite Corporation (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 2, 2003	By	/s/ Richard H. Wiley

Chief Financial Officer, Treasurer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).